NO ACT

P.E. 06/17/2013



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



13002891

DIVISION OF
CORPORATION FINANCE

Received SEC

SEP 06 2013

Washington, DC 20549

September 6, 2013

Elizabeth A. Ising
Gibson Dunn & Crutcher
shareholderproposals@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 9-6-13

Re: DeVry Inc.
Incoming letter dated July 17, 2013

Dear Ms. Ising:

This is in response to your letter dated July 17, 2013 concerning the shareholder proposal submitted to DeVry by the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Board of Education Retirement System. We also have received a letter on the proponents' behalf dated August 15, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Acting Chief Counsel

Enclosure

cc: Shauna-Kay M. Gooden
City of New York
Office of the Comptroller
sgooden@comptroller.nyc.gov

September 6, 2013

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: DeVry Inc.
Incoming letter dated July 17, 2013

The proposal requests that the board of directors report on the expected ability of students at company-owned institutions to repay their student loans and provide information specified in the proposal.

There appears to be some basis for your view that DeVry may exclude the proposal under rule 14a-8(i)(7), as relating to DeVry's ordinary business operations. In our view, the proposal focuses primarily on information the company should provide regarding the quality of its educational services. Proposals that concern product quality are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if DeVry omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Mark F. Vilardo
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Shauna-Kay M. Gooden
Assistant General Counsel

CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
JOHN C. LIU

GENERAL COUNSEL'S OFFICE

MUNICIPAL BUILDING
ONE CENTRE STREET, ROOM 602
NEW YORK, N.Y. 10007-2341
TEL: (212) 669-2043
FAX: (212) 815-8621
SGOODEN@COMPTROLLER.NYC.GOV

August 15, 2013

BY EMAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: DeVry Inc.
Shareholder Proposal of the New York City Pension Funds

Ladies and Gentlemen:

I write on behalf of the New York City Pension Funds (the "Funds") in response to the July 17, 2013 letter (the "Company Letter") submitted by Gibson, Dunn & Crutcher LLP, outside counsel for DeVry Inc. (the "Company"). The Company Letter notifies the Staff of the Division of Corporation Finance (the "Staff") of the Company's intention to omit the above-referenced shareholder proposal (the "Proposal") from the Company's 2013 proxy materials and seeks assurance that the Staff will not recommend enforcement action to the Commission if the Company omits the Proposal from the proxy materials.

The Company contends that it may exclude the Proposal from the proxy materials because the Proposal deals with a matter relating to the Company's ordinary business operations. However, the Company cannot avail itself of the Rule 14a-8(i)(7) exclusion, as the Proposal solely requests two items of statistical data on graduates of the Company's schools -- a matter which does not improperly implicate the Company's ordinary business operations. Consequently, the Funds respectfully request that the Commission deny the Company's request for no-action relief.

I. The Proposal

The Proposal asks that the Company annually prepare a report to shareholders concerning the ability of graduates' at Company-owned institutions to repay their student loans. The "Resolved" clause of the Proposal states:

> **Resolved**: Shareholders request that the Board of Directors annually report to shareholders on the expected ability of students at Company-owned institutions to repay their student loans. At a minimum, the report should include the following for each educational program leading to a degree or to gainful employment in a recognized occupation:
>
> 1. A loan repayment rate showing the percentage of graduates' and non-completers' original federal student loan balances actively being repaid.
> 2. A debt-to-income ratio showing the ratio of annual payments on student loans from all available sources to annual earnings for a typical graduate based on actual loan balances and earnings data to the extent feasible.
> 3. A description of the data sources, definitions (e.g. cohorts and cohort periods) and methodologies used to calculate the quantitative indicators.
>
> The Board may include only loans incurred to attend Company-owned institutions, and may exclude programs with too few students to generate reliable indicators. The report should omit confidential information and be prepared at reasonable cost by December 31, 2013.

II. Discussion

The Proposal calls for the company to report on graduates' loan repayment rate and debt-to-income ratio. As explained in the Proposal, "[f]or-profit college operators, including the Company, have lost substantial shareholder value in recent years amid scrutiny of the quality of the education they provide, the extensive federal subsidies they receive (equal to 79.2% of their revenues in 2010, according to a U.S. Senate report), the marketing tactics they use, and the success of their graduates in finding a good job." Contrary to the Company's contention, the Proposal is outside the scope of the Company's ordinary business operations and cannot be excluded under Rule 14a-8(i)(7).

A. The Proposal falls outside the scope of an ordinary business operation

It is well established that a proposal may only be omitted from a company's proxy materials pursuant to Rule 14a-8(i)(7) if the proposal "deals with a matter relating to the company's ordinary business operations." Securities Exchange Act of 1934 Release No. 34-40018 (May 21, 1998). The Division of Corporate Finance has explained that the policy underlying the ordinary business exclusion rests on two central considerations. *Id.* The policy considerations governing the exclusion look at whether the proposal calls for (1) "tasks . . . so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight" and (2) whether the proposal "seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* Neither of those considerations is present here.

The Company cannot satisfy the burden imposed by Rule 14a-8(i)(7). In *Career Education Corp.* (avail. Mar. 18, 2013), the Staff examined an identical proposal and substantially similar arguments to those that the Company advances. The proposal requested that Career Education -- like DeVry, a for-profit education service provider -- report on its graduates' loan repayment rate and debt-to-income ratio. The Staff concluded that no grounds existed for Career Education to exclude the proposal under Rule 14a-8(i)(7). Here, DeVry essentially repeats and rearranges Career Education's argument that reporting on graduates' loan repayment rate and debt-to-income ratio falls within ordinary business. However, DeVry cannot transform what the Staff has advised is not ordinary business -- reporting on loan repayment rate and debt-to-income ratio -- into ordinary business.

Here, as in *Career Education Corp*, the subject matter of the Proposal does not implicate any task that is fundamental to "management's ability to run a company on a day-to-day basis . . . ." *Securities Exchange Act of 1934 Release No. 34-40018* (May 21, 1998). The Proposal merely requests two items of statistical data about the finances of the Company's graduates. The Company makes an inventive, albeit unsuccessful, attempt to argue that the Proposal impacts DeVry's ordinary business operation by implicating decisions regarding its customer relations and product quality. However, the Proposal's request for two items of data about its graduates does not call for or implicate a fundamental management task such as ". . . management of the workforce. . . the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." *Id.* Indeed, the Proposal asks for data solely about graduates -- persons who are not part of the Company's workforce or management, and have no current business or other relationship with the Company.

The Company contends that the Proposal ought to be excluded pursuant to Rule 14a-8(i)(7) because "[t]he Proposal requests the disclosure of information that the Proponents believe will allow the public to evaluate the quality of DeVry's . . . educational programs . . . and it seeks to assess whether . . . students . . . are receiving the quality education for which they signed up." (Company Letter at p. 4). In support of this contention, the Company cites to *The Coca-Cola Co.* (avail. Feb 17, 2010), for the proposition that proposal pertaining to a company's decisions on product quality and customer relations practices are excludable under Rule 14a-8(i)(7). *Id.* In Coca-Cola, the proposal requested that the company publish a report that "include[s] but not limited to, the options of providing additional information to consumers, or further modifying the production, delivery or sale of bottled water products so as to minimize environmental and energy impacts." The Coca-Cola proposal requested information that was central to the detailed planning of the company's day-to-day business operations, and so may have been "fundamental to management's ability to run a company on a day-to-day basis. . . ." *Securities Exchange Act of 1934 Release No. 34-40018* (May 21, 1998).

Here, in contrast, the disclosure of loan repayment rate and debt-to-income ratio has little or no bearing on operational issues or other ordinary business concerns. Contrary to DeVry's argument, the disclosure would not remotely impede DeVry's goal of "empower[ing] students to achieve their educational and career goals" or hinder DeVry from "provid[ing] students with a quality education, including the tools necessary to earn an income upon graduation that will enable them to succeed financially." (Company Letter at p. 5). Despite DeVry's contention regarding product quality and customer relations, the Proposal does not instruct or wrongly impose upon DeVry on either of those matters nor attempt to assess the "product quality" of education service providers.

The Company further contends that the Proposal is excludable under Rule 14a-8(i)(7) because it relates to DeVry's pricing decisions and attempts to micromanage the Company. The Company has misread the request. As explained above, the Proposal merely calls for graduates' loan repayment rate and debt-to-income ratio -- measures reported post-graduation. As noted above, graduates are not part of the Company's workforce or management, and have no current business or other relationship with the Company. Moreover, the tuition DeVry charges at its various institutions surely depend upon a host of factors unrelated to the Proposal's request. The Proposal does not ask the Company to change or even report on the tuition it charges. Likewise, the Proposal does not probe into "matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment," *Securities Exchange Act of 1934 Release No. 34-40018* (May 21, 1998), and therefore, does not micromanage the Company.

As mentioned above, in *Career Education Corp.*, the Staff evaluated an identical proposal to the Proposal at issue, and explained that the Rule 14a-8(i)(7) exclusion did not apply. Similarly, in *Spectra Energy Corp.* (avail. Feb. 21, 2013), Spectra sought exclusion of a proposal on the basis that a request to publish a report on how the company is measuring, mitigating, and disclosing methane emissions micromanages the company. The Staff refused to permit exclusion of the proposal and explained that "the proposal focuses primarily on the environmental impacts of Spectra Energy's operations and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate." Also, in *AT&T Inc.* (avail. Feb 7. 2013), AT&T argued that a proposal that requested, a report on options for AT&T to reduce occupational and community health hazards was an attempts to micromanage the company, and sought exclusion of the proposal. In refusing to permit exclusion of the report, the Staff explained that "the proposal focuses primarily on the environmental and public health impacts of AT&T's operations and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate." As in the cases above, the Proposal makes a narrow, targeted data request and in no way attempts to micromanage the Company.

The Company has failed to demonstrate that the Proposal should be excluded under Rule 14a-8(i)(7). Accordingly, the Staff should reject the Company's request for relief.

B. <u>The Proposal raises significant social policy issues concerning education</u>

Moreover, because the Proposal, in seeking data on the expected ability of graduates at Company-owned institutions to repay their student loans, relates to a significant social policy issue, Rule 14a-8(i)(7) cannot be used to exclude it. The

Division of Corporate Finance has stated that "ordinary business" cannot be used as a rationale to exclude proposals that relate to matters of substantial public interest. The July 12, 2002 *Staff Legal Bulletin 14A*, which specified that Staff would no longer issue no-action letters for the exclusion of shareholder proposals relating to executive compensation, advised:

> The fact that a proposal relates to ordinary business matters does not conclusively establish that a company may exclude the proposal from its proxy materials. As the Commission stated in Exchange Act Release No. 40018, proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters." *See* Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 40018 (May 21, 1998).

(Footnotes omitted).

The Bulletin then reviewed the SEC's historical position of not permitting exclusion on ordinary business grounds of proposals relating to significant policy issues:

> The Commission has previously taken the position that proposals relating to ordinary business matters "but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." The Division has noted many times that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue "transcend the day-to-day business matters."

Id.

In recent years, the Staff has declined to permit companies to use Rule 14a-8(i)(7) to exclude proposals relating to serious policy matters. The matter of loan repayment and debt-to-income ratios is a matter of serious social policy and the centerpiece of ongoing and increasing public discussions. In the last two years, the U.S. Senate Committee on Health, Education, Labor and Pension held six hearings on for-profit educational institutions. The hearings revealed concerns that the industry was beleaguered with

> . . . disproportionately high student debt and default rates, deceptive recruitment practices, misleading claims of program credentials, and high levels of federal subsidy through student financial aid as well as GI Bill veteran's tuition assistance.

National Conference of State Legislator, http://www.ncsl.org/issues-research/educ/for-profit-colleges-and-universities.aspx.

After investigating the practices of for-profit education companies for over a year, Senator Tom Harkin, Chairman of the U.S. Senate Committee on Health, Education, Labor and Pension, explained that:

> "My committee's investigation over the past year has revealed an industry dominated by the very same Wall Street companies and equity investors who brought about the subprime mortgage crisis. These investors are focused on rapid growth and quick profits. In relatively short order, for profit colleges and universities have succeeded in enrolling 10 percent of the students and claiming fully 25 percent of the Federal financial aid budget, including $7 billion a year in Pell grants. . . . **Many of these companies generate big profits, and there is a big problem.**" http://www.gpo.gov/fdsys/pkg/CREC-2011-05-19/pdf/CREC-2011-05-19-pt1-PgS3153.pdf. (May 19, 2011) (Emphasis added).

Prompted by similar concerns, the Department of Education, in 2011, established the Gainful Employment Regulations to require institutions to disclose loan repayment rates and debt-to-income ratios, among other information. The regulation based an institution's eligibility to receive federal aid on students' loan repayment rates and debt-to-income ratio. To receive federal aid, the regulation required that an institution demonstrate that its graduates meet one of the following three bench marks:

(1) loan repayment rate of 35 percent;
(2) debt-to-total income ratio less than 12 percent; and
(3) debt-to-discretionary income less than 30 percent. U.S. Dep't of Educ. Gainful Employment Operations Manual http://www.ifap.ed.gov/GainfulEmploymentOperationsManual/attachments/GainfulEmploymentOperationsManualMasterFile.pdf. (last visited Aug. 14, 2013).

The Rule published in the Federal Registry explains that while for-profit institutions offer many quality programs, "these programs leave large numbers of students with unaffordable debts and poor employment prospects." Program Integrity: Gainful Employment-Debt Measures, https://www.federalregister.gov/articles/2011/06/13/2011-13905/program-integrity-gainful-employment-debt-measures#h-7. And, although a federal judge struck down one of the measures, the ruling affirmed the Department of Education's authority to use gainful employment to determine a program's eligibility for federal aid. The memorandum opinion also notes that in implementing the gainful employment measures the "Department [of Education] **has set out to address a serious policy problem. . . .**" *Ass'n of Private Coll. and Univ. v. Arne Duncan*, No. 11-1314 (RC), Mem. Op. & J. at 38 (June 30, 2012) (Emphasis added).

A Government Accountability Office report ("GAO") summarized one of the major policy problems that may result from the practices of some for-profit education companies. The GAO report explains:

> . . . in the repayment period, students who attended for-profit colleges

were more likely to default on federal student loans than were students from other colleges. When students do not make payments on their federal loans and the loans are in default, the federal government and taxpayers assume nearly all the risk and are left with the costs. For example, in the Direct Loan program, the federal government and taxpayers pick up 100 percent of the unpaid principal on defaulted loans. In addition, students who default are also at risk of facing a number of personal and financial burdens. For example, defaulted loans will appear on the student's credit record, which may make it more difficult to obtain an auto loan, mortgage, or credit card. FOR-PROFIT COLLEGES: Undercover Testing Finds Colleges Encouraged Fraud and Engaged in Deceptive and Questionable Marketing Practices. (Aug. 4, 2010) http://www.harkin.senate.gov/documents/pdf/d10948t.pdf

As suggested by the GAO report, student defaults have far-reaching consequences that raise significant social policy issues.

Like the federal government, states have also taken a keen interest in this serious policy problem. On February 4, 2013, the Boston Globe published an article on Attorney General Martha Coakley investigation into the recruiting and lending practices at for-profit colleges. The Attorney General describes the recruiting and lending practices at for-profit institutions as a "real problem." http://www.bostonglobe.com/business/2013/02/04/attorney-general-martha-coakley-investigating-more-than-for-profit-schools-massachusetts/z5D69l25dv92EgDjJLwhHO/story.html

The Company should not be permitted to hide behind the cloak of the ordinary business exclusion, given that the subject of the Proposal raises significant social policy issues as to the considerable adverse impact on persons who attend for-profit training schools. Such a result would be in accord with the Staff's position that significant social policy concerns can include possible adverse social or other impacts of a Company's actions, including adverse impacts on individuals, even though company business issues are also implicated. See, e.g., *The Gap, Inc.* (March 14, 2012) (Staff, in declining to issue no-action advice under Rule14a-8(i)(7) as to proposal for an end to trade partnerships with Sri Lanka unless its government ceased human rights violations, stated that "the proposal focuses on the significant social policy issue of human rights" and did not seek to micromanage).

In sum, as noted in the previous section, the Proposal does not seek data relating to DeVry's business operations. However, even if it did, the Proposal addresses a significant social policy concern. The Company's request for permission to omit the proposal under Rule14a-8(i)(7) should, therefore, be denied.

V. Conclusion

For the reasons set forth above, the Funds respectfully request that the Company's request for "no-action" relief be denied.

Thank you for your consideration.

Sincerely,



Shauna-Kay M. Gooden

Enclosure

Cc: Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: 202.955.8287
Fax: 202.530.9631
EIsing@gibsondunn.com

July 17, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *DeVry Inc.*
Shareholder Proposal of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Board of Education Retirement System
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, DeVry Inc. ("DeVry"), intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Shareholders (collectively, the "2013 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Board of Education Retirement System (collectively, the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before DeVry intends to file its definitive 2013 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of DeVry pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> Shareholders request that the Board of Directors annually report to shareholders on the expected ability of students at Company-owned institutions to repay their student loans. At minimum, the report should include the following for each educational program leading to a degree or to gainful employment in a recognized occupation:
>
> 1. A loan repayment rate showing the percentage of graduates' and non-completers' original federal student loan balances actively being repaid.
>
> 2. A debt-to-income ratio showing the ratio of annual payments on student loans from all available sources to annual earnings for a typical graduate, based on actual loan balances and earnings data to the extent feasible.
>
> 3. A description of the data sources, definitions (e.g. cohorts and cohort periods) and methodologies used to calculate the quantitative indicators.
>
> The Board may include only loans incurred to attend Company-owned institutions, and may exclude programs with too few students to generate reliable indicators. The report should omit confidential information and be prepared at reasonable cost by December 31, 2013.

A copy of the Proposal, as well as related correspondence from the Proponents, is attached to this letter as Exhibit A.

DeVry is a global provider of educational services and the parent organization of Advanced Academics, American University of the Caribbean School of Medicine, Becker Professional Education, Carrington College, Carrington College California, Chamberlain College of Nursing, DeVry Brasil, DeVry University, Ross University School of Medicine and Ross University School of Veterinary Medicine. To implement the Proposal, DeVry potentially would need to provide the requested information with respect to each program offered by each of its educational institutions except for Becker Professional Education (a provider of exam preparation courses) and Advanced Academics (an online provider of high school courses offered through schools), neither of which offers education leading to degrees.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may properly be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with matters relating to DeVry's ordinary business operations.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because The Proposal Deals With Matters Relating To DeVry's Ordinary Business Operations.

We believe that DeVry may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to DeVry's ordinary business operations—in particular, it deals with DeVry's customer (student) relations, product quality and pricing decisions, and it seeks to "micro-manage" DeVry.

Rule 14a-8(i)(7) permits DeVry to omit from its proxy materials a shareholder proposal that relates to its "ordinary business" operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two central considerations that underlie this policy. The first was that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)).

A shareholder proposal being framed in the form of a request for a report does not change the nature of the proposal. The Commission has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the subject matter of the report is within the ordinary business of the issuer. *See* Exchange Act Release No. 20091 (Aug. 16, 1983). In addition, the Staff has indicated that "[where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under rule 14a-8(i)(7)." *Johnson Controls, Inc.* (avail. Oct. 26, 1999).

A. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Relates To DeVry's Customer Relations And Decisions Concerning Product Quality.

The Commission recognized in the 1998 Release that "decisions on production quality" are "fundamental to management's ability to run a company on a day-to-day basis." Similarly, the Staff has recognized that proposals pertaining to a company's decisions on product quality and its customer relations practices are excludable under Rule 14a-8(i)(7). For example, in *The Coca-Cola Co.* (avail. Feb. 17, 2010), a shareholder proposal asked the company to issue a report "discussing policy options to respond to the public concerns . . . regarding bottled water, including . . . the options of providing additional information to consumers." In its no-action request, the company argued that the proposal "[sought] to regulate the scope and content of publicly available information concerning [its] products"—a task which was "outside the knowledge and expertise of shareholders." The Staff concurred, noting that "[p]roposals that concern customer relations and decisions relating to product quality are generally excludable under rule 14a-8(i)(7)." Similarly, in *Deere & Co.* (avail. Nov. 30, 2000), the Staff concurred that the company could exclude under Rule 14a-8(i)(7) a shareholder proposal requesting the creation of a "Customer Satisfaction Review Committee" that would address customer complaints regarding the company's products and would have the authority to bind the company in its resolution of customer disputes. *See also Bank of America Corp.* (avail. Mar. 3, 2005) (concurring in the exclusion of a shareholder proposal that sought the creation of the position of "Customer Advocate" reporting directly to the company's president and the adoption of a "Customer Bill of Rights," noting that the proposal related to "customer relations").

Similar to the proposals in the above precedent, the Proposal relates to DeVry's relations with prospective, current and former students at its institutions and to decisions relating to the quality of the education offered by its institutions, which are the educational equivalents of traditional business concerns regarding customer relations and product quality. The Proposal requests the disclosure of information that the Proponents believe will allow the public to evaluate the quality of DeVry's "product"—educational programs offered through its institutions—and it seeks to assess whether DeVry's "customers"—students at its institutions—are receiving the quality education for which they signed up. The Proposal's supporting statement itself refers to "scrutiny of the quality of the education" provided by "[f]or-profit college operators" like DeVry, and it states that disclosure of the "loan repayment rate" and "debt-to-income ratio" that the resolution describes "would allow shareholders to evaluate program performance in preparing students for gainful employment."

The quality of DeVry's educational programs and DeVry's relations with past, current and prospective students are two important aspects of DeVry's day-to-day operations. DeVry is a provider of educational services, and as DeVry's 2012 Annual Report on Form 10-K states, "DeVry's purpose is to empower its students to achieve their educational and career goals." One of DeVry's primary objectives is to provide students with a quality education, including the tools necessary to earn an income upon graduation that will enable them to succeed financially. DeVry's success in achieving this objective is important to maintaining positive relations and goodwill with DeVry's students and graduates. Determining the most appropriate and useful measures of the quality of education that each DeVry institution offers and how DeVry can best maintain good relations with its students is a fundamental responsibility of management in running DeVry on a day-to-day basis. Therefore, the Proposal is excludable under Rule 14a-8(i)(7) as relating to DeVry's customer relations and product quality.

B. The Proposal Is Excludable Under Rule 14a-8(i)(7) Because It Relates To DeVry's Pricing Decisions.

The Staff has consistently concurred that decisions regarding the pricing of company products implicate a company's ordinary business operations. For example, in *Western Union Co.* (avail. Mar. 7, 2007), the proponents were concerned that fees charged in the money transfer business placed an undue burden on low-income immigrant families in the United States and created reputational risks for companies involved in that business, and therefore requested that Western Union's board undertake a special review of the company's remittance practices, including review of (among other things) the company's pricing structure. The Staff concurred that the proposal could be excluded under Rule 14a-8(i)(7) as relating to the company's ordinary business, specifically "the prices charged by the company." *See also Equity LifeStyle Properties, Inc.* (avail. Feb. 6, 2013) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal concerning rental pricing policies because "the setting of prices for products and services is fundamental to management's ability to run a company on a day-to-day basis"); *BellSouth Corp.* (avail. Jan. 25, 1999) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal recommending that a subsidiary of the company establish new contract procedures for its customers as relating to "product terms and prices").

The Proposal relates directly to DeVry's decisions and actions regarding the pricing of its educational services. It prescribes two measures—loan repayment rate and debt-to-income ratio—that are apparently to be used to evaluate whether DeVry's former students paid a fair price (as reflected by their debt) for their education at a DeVry-owned institution. It appears that the Proponents believe that low loan repayment rates or a high debt-to-income ratio would suggest that DeVry's prices are too high. However, pricing decisions are a fundamental responsibility of management, and in fact, DeVry's management continually assesses the prices being charged. These assessments are based on a number of factors, including the salaries and other expenses DeVry must pay, prices charged by DeVry's competitors, the availability of student loans, scholarships and other financial assistance, and general economic conditions. DeVry believes that its current prices reflect an appropriate balance of these factors. By way of example, DeVry's 2012 Annual Report on Form 10-K states that, "[a]mong four-year institutions, DeVry University's undergraduate tuition during the 2011-2012 academic year was lower than the average tuition of independent schools and the average out-of-state (un-subsidized) tuition of public schools, . . . according to data published in the Annual Survey of Colleges by the College Board." More recently, as part of an ongoing evaluation of tuition at each of DeVry's institutions, DeVry University announced on April 29, 2013 that it would not increase tuition and would continue to make available more than $40 million in scholarship assistance for the coming 2013-2014 school year. As with the precedent cited above, the Proposal implicates DeVry's pricing decisions such as those described above. Thus, the Proposal is excludable under Rule 14a-8(i)(7) as relating to DeVry's ordinary business operations.

C. The Proposal Does Not Involve A Significant Policy Issue.

In the 1998 Release, the Commission stated that proposals relating to ordinary business matters but focusing on sufficiently significant policy issues generally would not be excludable because the proposals would "transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Here, however, the Proposal does not focus on a significant policy issue. The Proposal focuses on DeVry's customer relations, product quality and pricing decisions, which are areas of DeVry's ordinary business operations. Furthermore, the Proposal's references to regulations issued by the U.S. Department of Education and to reports by the U.S. Government Accountability Office and a U.S. Senate committee do not establish that the Proposal involves a significant policy issue. Staff precedent suggests that the existence of rules or regulations, or selective references to reports and statements by government entities and public officials, are not enough to demonstrate that an issue is a significant policy issue for purposes of Rule 14a-8(i)(7). *See, e.g., JPMorgan Chase & Co.* (avail. Mar. 16, 2010) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal relating to the company's refund anticipation loans despite the proponent's citation of numerous documents from such sources as the Government Accountability Office, Department of Defense, Office of the Comptroller of the Currency and various state and federal government officials). In sum, the Proposal focuses not on a significant policy issue but, rather, on DeVry's student relations, educational quality and pricing decisions, which are areas of DeVry's ordinary business operations.

D. The Proposal Seeks To Micro-Manage DeVry.

The Proposal also is excludable, regardless of whether it focuses on a significant policy issue, because it seeks to micro-manage DeVry. The Proposal requests a report containing numerous specific figures and ratios, and it also would require the inclusion of the definitions and methodologies used by DeVry, as described below.

As noted above, the Commission stated in the 1998 Release that one of the considerations underlying the ordinary business exclusion was "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The 1998 Release further states that "[t]his consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies."

Consistent with the 1998 Release, the Staff has concluded that proposals specifying a high level of detail are excludable. For example, in *Ford Motor Co.* (avail. Mar. 2, 2004) a shareholder proposal requested that the company publish a report about global warming/cooling, and the report was required to include details such as the measured temperature at certain locations and the method of measurement, the effect on temperature of increases or decreases in certain atmospheric gases, the effects of radiation from the sun on global warming/cooling, carbon dioxide production and absorption, and a discussion of certain costs and benefits. The Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(7), noting that it prescribed "the specific method of preparation and the specific information to be included in a highly detailed report." Also, in *Duke Energy Corp.* (avail. Feb. 16, 2001) a shareholder proposal recommended that the company's board of directors take steps to reduce nitrogen oxide emissions from the company's coal-fired power plants by 80% and to limit each boiler to .15 pounds of nitrogen oxide per million BTUs of heat input by the year 2007. The Staff concurred with the exclusion of the shareholder proposal under Rule 14a-8(i)(7). *See also General Electric Co.* (avail. Jan. 25, 2012, *recon. denied* Apr. 16, 2012) (concluding that a shareholder proposal recommending a specific procedure for evaluating director performance "seeks to micromanage the company to such a degree that exclusion of the proposal is appropriate"); *Marriott International Inc.* (avail. Mar. 17, 2010) (concurring that a shareholder proposal specifying the required characteristics of shower heads to be used in some of the company's hotels amounted to micro-managing the company).

Like the above precedent, the Proposal seeks to "micro-manage" matters of a complex nature upon which shareholders, as a group, are not in a position to make an informed judgment. As with the *Ford* shareholder proposal, the Proposal seeks the disclosure of specific figures and ratios. It requests the calculation of a "loan repayment rate showing the percentage of graduates' and non-completers' original federal student loan balances actively being repaid." It also seeks a "debt-to-income ratio showing the ratio of annual payments on student loans from all available sources to annual earnings for a typical graduate." The Proposal specifies that these figures must be presented as to "each educational program leading to a degree or to gainful employment in a recognized occupation," except for those "programs with too few students to generate reliable indicators." This would be a voluminous amount of information, as DeVry offers 115 separate educational programs across seven institutions operating in the U.S. and 299 programs across 16 institutions worldwide.[1] The Proposal states that only certain loans—those "incurred to attend Company-owned institutions"—may be included. The Proposal also requires "[a] description of the data sources, definitions (e.g. cohorts and cohort periods) and methodologies used," which would further inundate readers with highly detailed information. Extensive footnoting would be required as to each ratio for each program to account for significant variances in available data quality and sources, sampling methodologies, margin of error, cohort size, regional differences in career and compensation outcomes, student socio-economic statistics and entering student debt load.[2] In addition to these prescriptive requirements regarding the figures and other information to be included in the report, the Proposal also includes another hallmark of micro-management that the 1998 Release identified: it imposes a specific timeframe for completing the report, by December 31, 2013, less than two months after the scheduled November 6, 2013 meeting at which shareholders would be asked to vote on the Proposal. For any comprehensive evaluation by DeVry of its students' expected ability to repay student loans, the specific mechanics of the evaluation process, the information to consider and the appropriate timeframe for completing the evaluation should be determined by management, not by shareholders faced with only a single voting item in DeVry's proxy materials.

The Proposal requests precisely the types of intricate detail that led the Staff to concur with the exclusion of the proposals discussed above. The Proposal's specific ratio calculations, presentation criteria, excluded information and completion date amount to an attempt to micro-manage DeVry. Consistent with the 1998 Release and Staff precedent, the Proposal

---

[1] Furthermore—and further illustrating that the Proposal addresses DeVry's ordinary business operations—because of the high level of detail and disaggregation of information that the Proposal seeks, this information could be used by DeVry's competitors to identify potential markets to target for their businesses.

[2] Inevitably, sources, sampling, and data quality generally will vary, and will be different at comparable higher education institutions (which currently do not share similar information and presumably, absent a mandate, will not begin to do so in the future). As a result, the statistical information will be of limited practical use for comparing the ratios across institutions.

may be excluded, pursuant to Rule 14a-8(i)(7), as a matter of DeVry's ordinary business operations because it attempts to micro-manage DeVry.

CONCLUSION

Because the Proposal focuses on aspects of DeVry's business that are fundamental management responsibilities, and because it seeks to micro-manage DeVry by specifying the contents of a highly detailed report, the Proposal is excludable under Rule 14a-8(i)(7) as dealing with matters relating to DeVry's ordinary business operations.[3] Accordingly, we respectfully request that the Staff concur that it will take no action if DeVry excludes the Proposal from its 2013 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Gregory S. Davis, DeVry's Senior Vice President, General Counsel & Secretary, at (630) 515-3135.

Sincerely,



Elizabeth A. Ising

Enclosures

cc: Gregory S. Davis, DeVry Inc.
Michael Garland, Office of the New York City Comptroller

101513942.19

---

[3] We note that the Staff recently stated, with respect to a proposal that was substantially identical to the Proposal, that it was "unable to conclude that [the company] has met its burden of establishing that it may exclude the proposal under rule 14a-8(i)(7)." *Career Education Corp.* (avail. Mar. 18, 2013). We respectfully request that the Staff concur in our view that DeVry may omit the Proposal based on the specific arguments contained herein (*i.e.*, the Proposal relates to DeVry's customer relations, product quality and pricing decisions, and it seeks to "micro-manage" DeVry), which differ from the arguments set forth in the *Career Education Corp.* no-action request.

GIBSON DUNN

EXHIBIT A



Michael Garland
ASSISTANT COMPTROLLER
ENVIRONMENTAL, SOCIAL AND
GOVERNANCE

CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
JOHN C. LIU

MUNICIPAL BUILDING
ONE CENTRE STREET, ROOM 629
NEW YORK, N.Y. 10007-2341

TEL: (212) 669-2517
FAX: (212) 669-4072
MGARLAN@COMPTROLLER.NYC.GOV

March 25, 2013

Mr. Gregory S. Davis
Secretary
Devry, Inc.
3005 Highland Parkway
Downers Grove, IL 60515

Dear Mr. Davis:

I write to you on behalf of the Comptroller of the City of New York, John C. Liu. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the Company's next annual meeting.

Therefore, we offer the enclosed proposal for the consideration and vote of shareholders at the Company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the Company's proxy statement.

Letters from The Bank of New York Mellon Corporation certifying the Systems' ownership, for over a year, of shares of Devry, Inc. common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the Company's next annual meeting.

We would be happy to discuss the proposal with you. Should the Board of Directors decide to endorse its provision as corporate policy, we will withdraw the proposal from


RECEIVED
MAR 27 2013
LEGAL DEPARTMENT

consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at (212) 669-2517.

Sincerely,



Michael Garland

Enclosures

Resolved:

Shareholders request that the Board of Directors annually report to shareholders on the expected ability of students at Company-owned institutions to repay their student loans. At minimum, the report should include the following for each educational program leading to a degree or to gainful employment in a recognized occupation:

1. A loan repayment rate showing the percentage of graduates' and non-completers' original federal student loan balances actively being repaid.

2. A debt-to-income ratio showing the ratio of annual payments on student loans from all available sources to annual earnings for a typical graduate, based on actual loan balances and earnings data to the extent feasible.

3. A description of the data sources, definitions (e.g. cohorts and cohort periods) and methodologies used to calculate the quantitative indicators.

The Board may include only loans incurred to attend Company-owned institutions, and may exclude programs with too few students to generate reliable indicators. The report should omit confidential information and be prepared at reasonable cost by December 31, 2013.

Supporting Statement

For-profit college operators, including the Company, have lost substantial shareholder value in recent years amid scrutiny of the quality of the education they provide, the extensive federal subsidies they receive (equal to 79.2% of their revenue in 2010, according to a U.S. Senate report), the marketing tactics they use, and the success of their graduates in finding good jobs.

Recent reports by the U.S. Government Accountability Office (http://www.gao.gov/assets/130/125197.pdf:) and a U.S. Senate committee (http://www.help.senate.gov/imo/media/for_profit_report/PartI-PartIII-SelectedAppendixes.pdf) reinforce concerns that for-profit colleges use deceptive marketing practices and leave students with high debt and few employable skills.

These concerns prompted the Department of Education (DOE) to issue new "gainful employment" regulations in 2011 and have also prompted extensive legislation. In addition to a U.S. Senate bill, at least 20 states introduced 44 bills concerning for-profit colleges in 2012.

The DOE regulations, if implemented, would require programs to meet one of three tests or lose eligibility for federal student aid: at least 35% of graduates must be repaying their loans, the typical graduate's estimated annual loan payments must not exceed 12% of earnings, or they must not exceed 30% of discretionary income. The DOE estimated that 5% of schools would lose eligibility under the rules.

In June 2012 a federal judge struck down the 35% repayment rate threshold as arbitrary and vacated the debt ratios because they were designed to work together with the repayment rate. The judge, however, affirmed the DOE's authority to issue such regulations.

As long-term shareholders, we support practices that promote sustainable value creation. We believe annual disclosure of the requested metrics would allow shareholders to evaluate program performance in preparing students for gainful employment and assess the Company's exposure to legal and regulatory risk.

To ensure data integrity and comparability, we recommend the Company calculate the metrics using the formulas and procedures established in the DOE regulations, to the extent feasible.

We urge shareholder to support this proposal.



BNY MELLON

March 25, 2013

To Whom It May Concern

Re: Devry Inc. **Cusip #: 251893103**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from March 25, 2012 through today at The Bank of New York Mellon, DTC participant #901 for the New York City Employees' Retirement System.

The New York City Employees' Retirement System 45,444 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President



BNY MELLON

March 25, 2013

To Whom It May Concern

Re: Devry Inc. **Cusip #: 251893103**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from March 25, 2012 through today at The Bank of New York Mellon, DTC participant #901 for the New York City Fire Department Pension Fund.

The New York City Fire Department Pension Fund 382,527 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President



BNY MELLON

March 25, 2013

To Whom It May Concern

Re: Devry Inc. **Cusip #: 251893103**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from March 25, 2012 through today at The Bank of New York Mellon, DTC participant #901 for the New York City Teachers' Retirement System.

The New York City Teachers' Retirement System	60,184 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

One Wall Street New York, NY 10286



BNY MELLON

March 25, 2013

To Whom It May Concern

Re: Devry Inc. **Cusip #: 251893103**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from March 25, 2012 through today at The Bank of New York Mellon. DTC participant #901 for the New York City Police Pension Fund.

The New York City Police Pension Fund	49,848 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President



BNY MELLON

March 25, 2013

To Whom It May Concern

Re: Devry Inc. **Cusip #: 251893103**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from March 25, 2012 through today at The Bank of New York Mellon, DTC participant #901 for the New York City Board of Education Retirement System.

The New York City Board of Education Retirement System 3,108 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President